UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CHRGR Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    New York

    Date of organization
    April 18, 2006

Physical address of issuer
142 W 57th St., 7th Fl., New York , NY 10019

Website of issuer
www.chrgr.co

Current number of employees
2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$272,154.00	$186,769.00
Cash & Cash Equivalents	$186,847.00	$179,609.00
Accounts Receivable	$0.00	$7,160.00
Short-term Debt	$0.00	$110,760.00
Long-term Debt	$1,658,159.00	$1,658,159.00
Revenues/Sales	$78.00	$38,727.00
Cost of Goods Sold	$0.00	$132,622.00
Taxes Paid	$0.00	$0.00
Net Income	-$43,346.00	-$505,713.00


April 26, 2022

FORM C-AR

CHRGR




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CHRGR Inc., a New York Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.chrgr.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2022   .

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CHRGR Inc. (the "Company") is a New York Corporation, formed on April 18, 2006. The Company was formerly known as JMM04, Inc. The Company is currently also conducting business under the name of CHRGR.

The Company is located at 142 W 57th St., 7th Fl, New York , NY 10019.

The Company's website is www.chrgr.co.

The information available on or through our website is not a part of this Form C-AR.

The Business

The company distributes brand-sponsored, card-sized phone chargers through thousands of lifestyle venues nationwide. CHRGR fits in your pocket and immediately powers any iPhone or Android. It is yours to keep, to recharge and reuse again.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company 's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our product.
In 2019 , the following suppliers provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: SunJoy Service: product manufacturing

% of such service: 60

Supplier or Description: SureSource Service: product manufacturing

% of such service: 40

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on shor1notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The company distributes brand-sponsored, card-sized phone chargers through thousands of lifestyle venues nationwide. CHRGR fits in your pocket and immediately powers any iPhone or Android. It is yours to keep, to recharge and reuse again.

Business Plan

With the constant connectivity of mobile phones, the need for back-up power sources has long been a pervasive problem for consumers. The ecosystem has responded with a range of solutions. Of these, one has emerged as being the most consumer-friendly AND sustainably profitable: CHRGR. In 2022 the number of mobile phone users is expected to pass 5 billion and then up to 12 billion in 2023. CHRGR gives end users what they want - a battery to take home - where and when they need it most. Brands can pay for the battery - provide content and acquire new customers to drive sales revenue. Moreover, we value our network of lifestyle venues that we've built, and we think networks are an important piece of the company's future. In the short-term we are investing in R&D towards new products that are both updates to our existing charging portfolio , and tangentially related products that are relevant to our customers. The Company is also investing in research towards building digital products that will enable it to plug existing clients, and others, into other media networks. We view this as critical to the future of the business. The above continues to be the main direction of the company as we wait to see how venues and the advertising industry rebound from the Covid-19 lockdowns. Additionally, the company is also looking at partnerships with other startups who have products and services that bridge the gap between Out Of-Home and Digital Advertising.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CHRGR	card-sized phone charger	B2B; Financial, Events, Publishing, Marketing

CHRGR UV-C Sanitizer and Wireless Charger charges and sanitizes your cellphone and other household items. We are currently exploring both B2B and B2C channels. Yes, some of the proceeds of the offering will be used to introduce this product and are currently in market. We are exploring the possibility of introducing a stationary charging unit that charges multiple phones at one time, as well as a portable, rental charging unit that is dispensed from a "vending machine". Both of these projects were put on hold because of Covid-19, though proceeds from the offering were used to research, test and explore the market and product. Additionally, and also in response to the Covid-19 crisis, the company has leveraged our supply chain network to broker buyer and seller demand of PPE and medical device products (globally). We continue to focus in this space as a means to generate income. The sales pipeline is massive however this (particular) industry remains a frenetic (commodities like) marketplace with a multitude of inconsistent business outcomes.

The company distributes chargers through thousands of lifestyle venues nationwide, as well as directly to B2B customers for their events and marketing programs.

Competition

The Company's primary competitors are The Company's primary competitors are GoCharge, Brightbox, ChargeTech, Doblet, FuelRod, MobileQubes, Chargifi and Powermat. Additionally, for the new UV-C product, PhoneSoapand Casetify.

We have a number of competitors. There are a number of companies that provide various phone charging solutions such as charging stations, tethered charging, battery rental or wireless charging. These companies include: GoCharge, Brightbox, ChargeTech, Doblet, FuelRod, MobileQubes, Chargifi and Powermat. Although we solely focus on distributing ad paid free-to-keep units with no barriers to charge (such as tethering), our competitions may be able to offer a better charging product at a lower price and obtain a larger catalog of advertising clients. Our business model is primarily dependent on generating more adver1ising revenue than what we pay to develop and produce our chargers. Due to scale economies in adver1ising sales , phone charging device competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars which make us profitable.

Supply Chain and Customer Base

The delivery and quality of the company's primary product is dependent on our Sourcing and Logistics Partner SureSource, who operates in China. The company's primary product is manufactured by a few principal manufacturers in China, who are sourced and managed by SureSource. While we provide the technologies and design for the product, we rely on third parties to design and manufacture the products to meet our clients' needs. If the current manufacturers encounter difficulties, we may be required to find another supplier, though there

are a number of other potential suppliers. Sure Source represents CHRGR 's interests efficiently in China, and provides us the ability to source different products as necessary. For raw products and (some printing), we also use SunJoy, which is a domestic (US) company similar to SureSource. They are reliable, have a wide variety of products, and allow CHRGR to tum around orders more quickly. Additionally, they also have printing capacity, which allows CHRGR to brand products for our customers, and offsets Decorative Services (see below). Additionally, we are also bolstered by Decorative Services in California, who provide warehouse, printing, packing, and shipping services for CHRGR

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Suresource	Product Sourcing, manufacturing (through 3rd par1ies), and logistics	40.0%
Decorative Services	Printing, storage, packing, shipping	75.0%
Sunjoy	Product Sourcing, manufacturing (through 3rd par1ies), and delivery	60.0%

The Company's current customers range from later-stage startups, SME's, to large corporates. The company is currently industry agnostic and has customers spread over a range of industries. The top 5 industries are financial, apparel, events, transportation, and marketing agencies

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,934,501	ICO35: Adve11ising Services	CHRGR	September 22, 2019	December 10, 2019	USA

Governmental/Regulatory Approval and Compliance

Uncertainty with respect to US trade policy may reduce our manufacturing choices and add to our expenses. We currently have our product manufactured in China, although we have US suppliers (SunJoy), they also source their manufacturing from China. The current US Administration has not yet taken a position on re-negotiating trade deals and tariffs on foreign countries, including China, though the previous administration had a tariff heavy position. We may incur additional expenses if we are forced to base any part of our manufacturing in the

United States. Additionally, previous tariff's had increased the cost of shipping products to the US, and therefore the final selling price of our products, which may challenge competitiveness. We are currently monitoring the trade posture of the new US administration.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 142 W 57th St , 7th Fl , New York , NY 10019

The Company conducts business in all 50 states in the US   .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Mullin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CHRGR: Founder/CEO/Director, 3/2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CHRGR: Founder/CEO/Director, 3/2015-Present

Education

Temple University, Communications

Name

Lucas Hearl

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder/CCO, 03/19/15-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Google: Freelance Creative Designer 06/2016-Present

Education

East Tennessee University, Bachelor's Degree; Digital Media, Motion Graphics, 3D

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Mullin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CHRGR: Founder/CEO/Director, 3/2015-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CHRGR: Founder/CEO/Director, 3/2015-Present

Education

Temple University, Communications

Name

Lucas Hearl

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder/CCO, 03/19/15-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Google: Freelance Creative Designer 06/2016-Present

Education

East Tennessee University, Bachelor's Degree; Digital Media, Motion Graphics, 3D

Name

Evan Madden-Peister

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Strategy Operations & Finance Manager, 10/01/17 - 12/31/18
COO, 9/2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

-Amadeo Global (formerly 13 Ventures): Venture Partner, 4/19-Present -Business Models Inc: Strategy Designer, 01/19-07/19 -CHRGR: Strategy and Operations Manager, 10/17-12/18 -Star1a Ventures: Strategy Coach and Advisor, 9/18-Present -MP: Consulting: Freelance Strategist, 3/15- Present

Education

University of Rochester, BA, History ES ADE Business School, MBA: Innovation and Entrepreneurship

Name

David Chapman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

EVP, 3/15/16 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Instacart: Logistics 02 /2015 -03 /2016

Education

College of Charleston

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in New York, USA   .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	463,439
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to equity dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory securities are offered to new or existing members.
Difference between these securities and the Securities issued pursuant to Regulation CF	Common Stock are equity securities of the Company, while the Securities issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Crowd Notes
Amount outstanding	473,161
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	These are Securities issued pursuant to Regulation CF

Type of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount outstanding	1,070,000
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	These are Securities issued pursuant to Regulation CF

The Company has the following debt outstanding:

Type of debt	Crowd Notes
Name of creditor	SI Securities
Amount outstanding	$473,161.00
Interest rate and payment schedule	5%
Amortization schedule	None
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Conversion Trigger $1 million Qualified Financing or Corporate Transaction(change of control); 20% Discount Rate; $4 million Valuation Cap

Type of debt	Crowd SAFE
Name of creditor	Open Deal Portal LLC, DBA Republic
Amount outstanding	$1,070,000.00
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	N/A
Other material terms	Conversion Trigger $1 million Qualified Financing or Corporate Transaction(change of control); 10% Discount Rate; $8 million Valuation Cap

The total amount of outstanding debt of the company is $1,798,260.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	23,171	$0.00	N/A	January 1, 2020	Section 4(a)(2)
Common Stock	4,634	$0.00	N/A	February 4, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	1,070,000	$1,070,000.00	Operations, Sales & Marketing, Innovation & New Product & Scale	December 31, 2019	Regulation CF

Ownership

A majority of the company is owned by John Mullin. The remainder is divided between a mix of sweat equity holders and advisors (Lucas Hearl, Steve Bochinfuso, Evan Madden-Peister, David Chapman, Craig Komblau), minority financial investors (Nick Greto), and held in reserve for conversion of Convertible Notes and Crowd Safe 's

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
John Mullin	56.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

2020 was a challenging year for CHRGR, as it was for many other people and businesses. Given the Covid-19 crisis, the business was affected as brands moved almost all of their advertising spend to digital, venues have been closed , event and promotional budgets have been severely

handicapped, and some supply chain has been disrupted. These factors combined to negatively impact CHRGR 's financial performance. That said, the company has reduced fixed expenses dramatically since May 2020 and has enough liquidity to operate until February 1st, 2022. Additionally, the company has invested in some short-term products that should provide some revenue pathways and the team has been researching new business models and partnerships that build on the legacy business model. Late QI 2021 has shown some renewed interest from existing clients, and we anticipate that as the economy opens up the legacy business model should gain more traction as we explore new pathways forward for the company.

The Company intends to further reduce bum rate in the next 12-16 months by: -Eliminating outstanding extraneous costs related to operations -Maintaining management salary levels at significantly lower rates -Investing in short-term sales of new products through existing B2B channels, and through curated B2C channels -Investing in lean innovations to the business model as it relates to tracing consumer behavior, attribution and acquisition from the digital world to the physical world -Investing in partnerships with companies that are innovating in the OOH advertising space, or as a bridge between the physical and digital advertising worlds.

Liquidity and Capital Resources

On September 23, 2017, the Company conducted an offering pursuant to Regulation CF and raised $473,471.

On December 31, 2019, the Company conducted an offering pursuant to Regulation CF and raised $1,070,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: N/A

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Mullin
(Signature)

John Mullin
(Name)

Founder / CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/John Mullin
(Signature)

John Mullin
(Name)

Founder / CEO
(Title)

4/26/22
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

CHRGR, Inc.

A New York Corporation

Financial Statements (Unaudited)
December 31, 2021 and 2020

CHRGR, Inc.

TABLE OF CONTENTS

CHRGR, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 186,847	$ 179,609
Accounts receivable	-	7,160
Total Current Assets	186,847	186,769
Non-Current Assets:		
Software, net	8,354	22,437
Note receivable	10,000	10,000
Related party loan receivable	66,953	66,953
Total Non-Current Assets	85,307	99,390
TOTAL ASSETS	$ 272,154	$ 286,159
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ -	$ -
Accrued interest payable	130,101	100,760
Convertible notes payable, current portion	10,000	10,000
Total Current Liabilities	140,101	110,760
Long-Term Liabilities:		
Convertible notes payable, net of current portion	70,000	70,000
Crowd note agreements liability	496,819	496,819
SAFE agreements	1,091,340	1,091,340
Total Long-Term Liabilities	1,658,159	1,658,159
Total Liabilities	1,798,260	1,768,919
Stockholders' Deficit:		
Common Stock, $0.0001 par, 1,000,000 shares authorized, 460,751 shares issued and outstanding, and 460,751 vested as of both December 31, 2021 and 2020	46	46
Additional paid-in capital	53,585	53,585
Stock subscription receivable	(44)	(44)
Accumulated deficit	(1,579,693)	(1,536,347)
Total Stockholders' Deficit	(1,526,106)	(1,482,760)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 272,154	$ 286,159

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

CHRGR, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ 78	$ 38,727
Costs of net revenues	-	(132,622)
Gross profit/(loss)	78	(93,895)
Operating Expenses:		
General & administrative	14,083	323,078
Sales & marketing	-	62,529
Total Operating Expenses	14,083	385,607
Loss from operations	(14,005)	(479,502)
Other Income/(Expense):		
Interest expense	(29,341)	(29,341)
Other income	-	3,000
Interest income	-	130
Total Other Income/(Expense)	(29,341)	(26,211)
Provision for income taxes	-	-
Net Loss	$ (43,346)	$ (505,713)

CHRGR, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT (UNAUDITED)
For the years ended December 31, 2021 and 2020

| | Common Stock | | | Stock Subscription Receivable | Accumulated Deficit | Total Stockholders' Deficit |
	Number of Shares	Amount	Additional Paid-In Capital			
Balance at December 31, 2019	460,751	$ 46	$ 53,585	$ (44)	$ (1,030,634)	$ (977,047)
Net loss	-	-	-	-	(505,713)	(505,713)
Balance at December 31, 2020	460,751	$ 46	$ 53,585	$ (44)	$ (1,536,347)	$ (1,482,760)
Net loss	-	-	-	-	(43,346)	(43,346)
Balance at December 31, 2021	460,751	$ 46	$ 53,585	$ (44)	$ (1,579,693)	$ (1,526,106)

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

CHRGR, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years then ended December 31, 2021 and 2020

		2021		2020
Cash Flows From Operating Activities				
Net Loss	$	(43,346)	$	(505,713)
Adjustments to reconcile net loss to net cash provided by/				
(used in) operating activities:				
Amortization of software costs		14,083		12,313
Changes in operating assets and liabilities:				
(Increase)/Decrease in accounts receivable		7,160		39,055
Increase/(Decrease) in accrued interest payable		29,341		29,341
Increase/(Decrease) in accounts payable		-		(9,135)
Increase/(Decrease) in accrued expenses		-		(1,236)
Net Cash Provided By/(Used In) Operating Activities		7,238		(435,375)
Cash Flows From Investing Activities				
Software costs		-		(34,750)
Net Cash Provided By/(Used In) Investing Activities		-		(34,750)
Cash Flows From Financing Activities				
Payment related to related party loan		-		(3,867)
Payment related to note receivable		-		(10,000)
Net Cash Provided By/(Used In) Financing Activities		-		(13,867)
Net Change In Cash		7,238		(483,992)
Cash at Beginning of Period		179,609		663,601
Cash at End of Period	$	186,847	$	179,609
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

NOTE 1: NATURE OF OPERATIONS

CHRGR, Inc. (the "Company"), is a corporation organized April 18, 2006 under the laws of New York. The Company was incorporated as JMM04, Inc., and subsequently changed its name to CHRGR, Inc. The Company sells and distributes card sized phone chargers through online sales and lifestyle venues nationwide and serves as an advertising medium providing brand-sponsored mobile battery power.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2021 and 2020, the Company carried receivables of $0 and $7,160, respectively, and no allowances.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $0 and $0 as of December 31, 2021 and 2020, respectively. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheets.

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2021 and 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the

adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Costs of Net Revenues

Costs of net revenues include the cost of manufacturing and shipping expense.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is

based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

In 2018, the Company's S-Corp status was revoked and is now taxed as a corporation. The Company estimates it will have net operating loss carryforwards of $1,197,730 and $1,154,383 as of December 31, 2021 and 2020, respectively. The Company pays federal and New York income taxes at a combined effective rate of approximately 26% and has used this effective rate to derive net deferred tax assets of $313,027 and $301,698 as of December 31, 2021 and 2020, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $43,346 and $505,713 for the years ended December 31, 2021 and 2020, respectively, and has an accumulated deficit of $1,579,693 as of December 31, 2021. The Company has been significantly affected by the COVID-19 pandemic. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CROWD NOTES

During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $473,161. The carrying amounts of the notes is $496,819 due to $23,658 of broker compensation paid through issuance of Crowd Notes. The Crowd Note agreements bear interest at 5% and have no maturity date. $24,841 and $24,841 of interest expense were recognized during the years ended December 31, 2021 and 2020, respectively, and $107,670 and $82,829 remained unpaid and accrued as of December 31, 2021 and 2020, respectively.

The Crowd Note agreements convertible into shares of the Company's preferred stock upon a qualified equity financing. The number of shares the Crowd Note agreements are convertible into is

determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

As of December 31, 2021, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 5: CONVERTIBLE NOTES PAYABLE

2017 Issuances – Related Party

During the year ended December 31, 2017, the Company entered into a convertible note agreement in exchange for cash investments totaling $70,000. The convertible note has no maturity date and bears interest at 5%. $3,500 and $3,500 of interest expense was recognized during the years ended December 31, 2021 and 2020, respectively, and $16,848 and $13,348 remained unpaid and accrued as of December 31, 2021 and 2020, respectively.

The convertible note entered into becomes convertible into shares of the Company's preferred stock. The number of shares the convertible note agreement is convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $4,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

2016 Issuances

In June 2016, the Company issued a $10,000 principal convertible promissory note to an investor. The convertible promissory note bears interest at 10% and matures after a one-year term in June 2017 (in default as of December 31, 2021 and 2020). No principal or interest payments was due prior to maturity, and prepayment is not allowed without the noteholder's consent. $1,000 and $1,000 of interest expense was recognized during the years ended December 31, 2021 and 2020, respectively, and $5,583 and $4,583 remained unpaid and accrued as of December 31, 2021 and 2020 respectively. The note is secured by all assets of the Company.

Upon the next qualified equity financing of at least $1,000,000 (as further defined in the agreement) the noteholder can elect to either receive cash repayment of the then outstanding principal and accrued interest, or, require the Company to repay 50% of the then outstanding principal balance and convert 50% of the then outstanding principal balance, along with accrued and unpaid interest, into the equity securities issued in the triggering financing at a conversion price equal to the price per share implied by a $1,000,000 pre-money valuation on the Company's fully diluted capitalization.

If the note has not converted at the maturity date, then 50% of the then outstanding principal is due and payable and 50% of the then outstanding principal automatically converts into the number of shares of common stock to provide the note holder with 0.5% of the Company's then outstanding

common stock. The noteholder can also elect to convert the cash portion, in lieu of cash payment, into the number of shares of common stock to provide the note holder with an additional 0.1% of the Company's then outstanding common stock. The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features.

As of December 31, 2021, the convertible promissory notes had not been converted and remained outstanding in the full principal amount. As the notes were not paid at maturity, they are in default and the Company is subject to certain risks and uncertainties related to this default as the loan is secured by all assets of the Company.

NOTE 6: SAFE AGREEMENTS

During the year ended December 31, 2019, the Company entered into simple agreements for future equity (SAFE Agreement) with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $1,069,942. The carrying amounts of the notes is $1,091,340 due to $21,398 of broker compensation paid through issuance of SAFE agreements. Additional cash issuance commissions and fees related to this offering totaled $98,142 and were expensed to the period as offering costs in the statements of operations at a maturity date was not estimable. The SAFE agreements entitle the holder to convert the SAFE agreements into the Company's CF Shadow Series Securities. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $1,091,340 (the "Purchase Amount") into the Company's CF Shadow Series Securities if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's CF Shadow Series Securities at a fixed pre-money valuation. The number of CF Shadow Series Securities the SAFE agreements convert into is the Purchase Amount divided by the price per share determined by the lesser of: a) $8,000,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 10% discount to the lowest price per share in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible, at the holders' elections, into either: a) cash of the Purchase Amount; b) the number of shares of common stock determined by the share pricing derived by dividing a $8,000,000 valuation cap by the Company's then outstanding capitalization (as defined in the agreement).

In the event of a dissolution, after satisfying payments to debtors and senior preferred holders, any remaining net assets are to be distributed to SAFE holders ratably up to the Purchase Amounts.

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

As of December 31, 2021 and 2020, $1,091,340 of SAFE agreements were outstanding.

NOTE 7: STOCKHOLDERS' DEFICIT

The Company authorized 1,000,000 shares of common stock at $0.0001 par value. As of each December 31, 2021 and 2020, 460,751 shares of common stock were issued and outstanding.

In March 2017, the Company issued a total of 427,026 shares of common stock to its two co-founders at a price of $0.0001 per share, resulting in proceeds of $43. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest monthly at 1/48 of the total shares for 48 months, commencing March 1, 2015. All shares were fully vested as of December 31, 2021 and 2020, respectively. The Company determined the grant date fair value of these issuances was trivial and therefore has not recognized stock compensation expense.

In November 2017, the Company entered into an equity interest grant agreement with an advisor, resulting in the issuance of 12,825 shares of common stock. The Company determined the fair value of this issuance was trivial and therefore has not recognized stock compensation expense.

NOTE 8: RELATED PARTIES

During 2019 and 2020, the Company lent funds to the CEO under an informal arrangement. The amount due to the Company from the CEO as of December 31, 2021 and 2020 was $66,953 and $66,953, respectively. The balance bears no interest and is considered payable on demand.

During the year ended December 31, 2017, the Company entered into a convertible note agreement in exchange for cash investments totaling $60,000 with the Company's CEO. This amount is included in the 2017 issuances discussed in Note 5.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2021 and 2020.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is still in the process of evaluating the new standard but expects it to be non-significant to the financial statements. We have not early adopted this standard.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements

issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.